                                                                       Exhibit 1

                     [HAVAS ADVERTISING LOGO APPEARS HERE]

For immediate release                                 Paris, November 14 2001

                              HAVAS ADVERTISING :
        REVENUE UP 43.1 % FOR THE FIRST NINE MONTHS OF FISCAL YEAR 2001

The Havas Advertising Group (Euronext Paris SA : HAV.PA ; Nasdaq : HADV), the world's fifth largest communications group*, announced estimated revenue for the first nine months of fiscal year 2001 of 1.6 billion euro, an increase of 43.1 % as compared to the same period in 2000.

Billings amount to 10.3 billion euro and represent the same percentage increase as that of the revenue.

Adjusted to account for the effects of currency, this increase was 42.4%.

Adjusted to account for currency fluctuations and acquisitions, by including figures for Snyder in the first nine months in both 2001 and 2000 and excluding other acquisitions, organic growth was up 2.9%.

Growth by geographic region was as follows :

                      Revenue growth by geographic region
                      -----------------------------------
                        (9 months 2001 vs 9 months 2000)


                                      Revenue            Unadjusted                Adjusted
                                  (million euro)
Europe                                  777               +20.6 %                      + 4.8 %
----------------------------------------------------------------------------------------------------
North America                           648               +94.8 %                       +0.3 %

Asia Pacific                             54                +0.6 %                       +1.4 %
Latin America                            71               +22.1 %                       +5.5 %
----------------------------------------------------------------------------------------------------
TOTAL                                 1 550               +42.4 %                       +2.9 %
----------------------------------------------------------------------------------------------------

                                Growth by sector
                                ----------------
                        (9 months 2001 vs 9 months 2000)

                                      Revenue            Unadjusted                Adjusted
                                  (million euro)
----------------------------------------------------------------------------------------------------
Traditional advertising                630               +26.0 %                       -1.1 %
Media and Marketing Services           920               +56.3 %                       +6.0 %
----------------------------------------------------------------------------------------------------
TOTAL                                1 550               +42.4 %                       +2.9 %
----------------------------------------------------------------------------------------------------

In the progression of media and marketing services, the strong performance of MPG should be highlighted.

* Advertising Age, April 2001

New business:

New business wins for the first nine months of 2001 amounted to 2.45 billion euro, broken down as follows:

 .  Traditional advertising :

   Danone-LU, Orange, CSFB, Novartis-Nasacort, Cadbury, Netscalibur, Vodafone, Choice Hotels, Citizens Bank, Macquarie Bank, Continente, Bristol Myers, Sight Resources, SNCF, Cegetel, Ambev, Fidelity investment, Nasdaq, Canal +, Heineken Mexico, DelMonte, Massachussetts Department of Health, Washington Post, Wilson Sports Goods, P&G Bounty, BBC America, Dunhill.

 .  Marketing services :

   Exxon Lubricants, Eckerd, Eagle Star, Kodak, Accor, Alliance & Leicester, Citroen Ent. Publica Empresa, Comcast, Computer weekly, Washington Multihall, Cisco, British Telecom, MPI, NTT Com, Airbus, Pirelli, Pepsi Europe, Junipernetwork, Aventis, France Telecom, American Airlines (financial).

 .  Media :

   CSFB, BBVA, France Telecom, AOL, YSL Beaute, Campo Frio, Invisalign Technologies, Sesma, SEB, Caves Allianca, Cereuro... and the recent gain of the Mars account for France.

Acquisitions :

During the first nine months of the year, Havas Advertising has continued to pursue its acquisition policy targeting both geographic regions and major communications sectors:

 .  Traditional advertising :

   - in the USA with Black Rocket, McKinney & Silver, Simmons Durham and Premier Maldonado,
   -  in Asia Pacific with Brandhouse (Australia).

 .  In Marketing Services :

   -  in the USA with Noonan/Russo, Wong Boyack, Hook Media and Impact
   - in Europe with Marketing House and Dialog in Poland, Maitland and Heist in the UK, and Printel in France.

Comments and outlook :

During the third quarter, the world advertising market continued to decline dramatically, accentuated by the tragic events of September 11 in the United States. In this context, Havas Advertising's organic growth of 2.9% outperformed the market.

In the fourth quarter 2001 and the beginning of 2002, we will most likely continue to witness a downturn in advertising markets worldwide, the precise negative effects of which cannot yet be forecast, due to a number of uncertain factors and lack of visibility.

In this environment, Havas Advertising confirms its organic growth objective to be close to zero percent plus and its EBIT margin to be between 10 and 12%. In the mid-term, the EBIT margin objective is to achieve 15%.

The strategic reorganization:

Commenting on the strategic reorganization, Alain de Pouzilhac, chairman and CEO of Havas Advertising, stated: "The aim of the reorganization is to enable our Group to better resist the recession. This recession is likely to continue through 2002 and it could be the first time for fifty years in the history of worldwide advertising that the progression is negative for two consecutive years."

"Consequently, we intend to refocus and strengthen our business around our major brands - Euro RSCG Worldwide, Arnold Worldwide Partners and MPG to create, while concentrating on our clients, greater synergies and cross fertilization. This will in turn enable us to re-ignite our organic growth and profitability. This reorganization, which should not entail any significant restructuring costs, is merely accelerating the Group's strategic advance towards integrated communications and the development of media expertise, which are the two key expectations of our customers. It has been fairly simple to put into place because the agencies have come together through a sense of affinity, culture, and a common strategic vision, as well as real will to develop their growth potential."

"55% of DAG revenues will migrate to Euro RSCG Worldwide, Arnold Worldwide Partners and MPG. At the same time, Havas Advertising is going to develop certain specialized agencies in three dynamic and highly profitable sectors:

    -   PR Agencies:  Financial, Institutional, Public Affairs and Product
    -   Marketing Support agencies involved in all operating activities
    -   Human Resources Communication

In total, they represent 36% of DAG revenues and will provide support and service to the three key brands.

For the remaining less than 10%, we will decide on the evolution of these agencies within the Group between now and the end of 2002.

Thanks to this reorganization, Havas Advertising can look forward to a mid-term objective of 15% EBIT/revenue margin."

About Havas Advertising

Havas Advertising (Nasdaq: HADV; Euronext Paris: HAV.PA) is the world's fifth largest communications group (Advertising Age Annual Agency Report ranking, April 23, 2001). Based in Paris, Havas Advertising has three operating divisions
- Euro RSCG Worldwide, headquartered in New York, Media Planning Group in Barcelona, and Arnold Worldwide Partners, headquartered in Boston, Massachusetts.

Havas Advertising brings a multicultural approach to its business that distinguishes it from other major communications companies. Havas Advertising has a presence in 75 countries. Havas Advertising offers a complete line of communications services, including general advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, sports marketing, human resources, multimedia interactive communications and public relations. Havas Advertising has a worldwide presence of over 250 agencies and a staff of approximately 20,000.

Forward-Looking information

This document contains certain "forward-looking statements" within the meaning of Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated," "pro forma." And "intend" or future or conditional verbs such as "will," "would," or "may." Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors.

More detailed information about these factors is contained in Havas Advertising's filings with the Securities and Exchange Commission.

ENQUIRIES:


HAVAS ADVERTISING (Paris)               Simon Gillham
                                        Tel : +33 (0) 1 41 34 39 73
                                        simon.gillham@havas-advertising.fr


                                        Catherine Francois
                                        Tel: +33 (0)1 41 34 31 22
                                        catherine.francois@havas-advertising.fr